Exhibit 99.1

Rail Vision Received Order from a Class 1 US Railroad Company for its AI-Based Safety System

Ra’anana, Israel, March 11, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced that it has received an order for its AI-driven Switch Yard System from a Class 1 freight rail company in the US.

The freight rail company, which is one of the largest in North America, will install and use the system on its locomotive for evaluation and testing different scenarios related to safety.

“We believe that this new order is a milestone for Rail Vision that signifies the industry’s trust in our solutions to navigate the complexities of rail operations. By leveraging AI and machine learning, we aim to transform the way railways operate, enhance safety, efficiency reliability and preserve business continuity across a railway network. This is another the beginning of our journey in North America to make rail transportation safer and more efficient for everyone”, commented Rail Vision CEO, Shahar Hania.

Rail Vision’s Switch Yard System uses electro-optic sensors (including thermal and day sensors) combined with AI, machine learning and Advance Driver Assistance System (ADAS) solutions, to overcome limited vision issues that expand the range of sight and decrease downtime, while also increasing punctuality, efficiency, and safety. Rail Vision’s solutions address critical issues within the industry with its innovative AI-based Obstacle Detection System (ODS), which enables rail operators to navigate issues easily and swiftly, including on-track obstacles, accidents, high operational costs, lack of personnel, capacity, maintenance issues, heavy traffic on the tracks, extensive driving distances and harsh weather conditions.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how it aims to transform the way railways operate, enhance safety, efficiency reliability and preserve business continuity across a railway network and its journey in North America to make rail transportation safer and more efficient for everyone. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations
Michal Efraty
+972-(0)52-3044404
michal@efraty.com

Contacts
Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706